July 17, 2019

Brian Wong
Chief Executive Officer
RAPT Therapeutics, Inc.
561 Eccles Avenue
South San Francisco, CA 94080

       Re: RAPT Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed July 5, 2019
           File No. 333-232572

Dear Mr. Wong:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2019 letter.

Registration Statement on Form S-1

CCR4 Antagonist for Oncology: FLX475, page 2

1. We note your response to comment 4. Please remove conclusory statements from your prospectus summary regarding the results of your preclinical studies and instead please provide a balanced summary of the studies, including the range of results observed, a summary of how the study was conducted and a discussion that results in preclinical studies do not necessarily predict the results in clinical studies. For example, on page 2, you state that FLX475 was shown to bind to CCR4 and inhibit recruitment of Treg into tumors without affecting healthy tissue, increase the number of CD8+ effector T cells in the tumor, improve tumor control and lead to tumor reduction or eradication, and on page
       4, you state that your preclinical studies have demonstrated the ability to restore T cell
 Brian Wong
FirstName LastNameBrian Wong
RAPT Therapeutics, Inc.
Comapany NameRAPT Therapeutics, Inc.
July 17, 2019
July 17, 2019 Page 2
Page 2
FirstName LastName
         proliferation and function in nutrient-deprived conditions, to overcome immune suppression induced by myeloid-derived suppressor cells, and to elicit antitumor responses in animal models.
2. We note your response to comment 6. Please revise your disclosure here and throughout your prospectus to remove statements that imply an expectation of regulatory approval, including claims regarding the safety and efficacy of your product candidates, as these statements are inappropriate given the stage of development. For example, on page 2, you compare RPT193 to currently marketed injectable biologics and state that RPT193 is as safe and effective as these current standard of care, and on page 113, you provide a chart that addresses the safety and efficacy of RPT193 and compares this product candidate to the current standard of care and emerging clinical-stage drug candidates.
Prospectus Summary
Our CCR4 Franchise, page 2

3. We note your response to comment 1. In this section and throughout the prospectus, please remove comparisons of your drug candidates to other product candidates, products and treatments. For example, on page 2, you state that your approach is designed to avoid depleting immune cells and broadly suppressing the immune system, "a side effect experienced with other approaches, " and you state that your product is designed to avoid adverse safety affect and discuss the adverse safety events that have been observed in other products and treatments. Similarly, on page 3, you compare your preclinical pharmacology and toxicology results for RPT193 to existing and emerging clinical stage drug candidates.
Risk Factors
Risks Related to Our Common Stock and this Offering
Our amended and restated certificate of incorporation will be in effect, page
58

4. We note your disclosure on pages 59 and 171 that the exclusive forum provision in the amended and restated certificate of incorporation that will be in effect upon the closing of this offering does not apply to claims brought under the Exchange Act. However, we note that your form of amended and restated bylaws, filed as Exhibit 3.6, contains an exclusive forum provision is Section 48 of Article XV that is inconsistent with your disclosure and
         Section VII of your form of amended and restated certificate of incorporation filed as
         Exhibit 3.4. Please revise your disclosure in the prospectus to discuss the provision in the bylaws and revise Section 48 of Article XV so that it is consistent with your certificate of incorporation or otherwise ensure that your disclosure accurately describes any exclusive forum provision that will be in effect when the offering is completed. In addition, please disclose on page 170 that stockholders will not be deemed to have waived the company's compliance with the federal securities laws.
 Brian Wong
FirstName LastNameBrian Wong
RAPT Therapeutics, Inc.
Comapany NameRAPT Therapeutics, Inc.
July 17, 2019
July 17, 2019 Page 3
Page 3
FirstName LastName
Business , page 85

5. We note your response to comment 7. Please revise here and throughout the prospectus to remove conclusory statements regarding the results of your preclinical and clinical studies. Instead, when disclosing observed results of your preclinical and clinical trials, please disclose the range of results observed, how the studies and tests were conducted, the endpoints of the clinical trials and whether the results were statistically significant.
         For example on page 85, you state that FLX475 "selectively inhibits the migration of immunosuppressive regulatory T cells (Treg) into tumors," and, on page 87, you state that
         FLX475 "blocks the migration of Treg specifically into tumors, but not healthy tissues, without depleting Treg throughout the body."
Our Lead Oncology Drug Candidate--FLX475
FLX475 Preclinical Data
FLX475 Inhibition of Treg in a Mouse Model of a "Charged" Tumor , page 100

6. We note your disclosure that the highest level of inhibition of Treg migration and increase in CD8+ effector cells was observed in your preclinical studies at 10 mg/kg given once daily, which achieved concentrations that inhibit 90% of in vitro Treg migration ("IC90")
         throughout the dosing period. Please disclose whether all seven mice in each experiment received the same dose and the range of results observed. Similarly, for each preclinical study conducted, including the preclinical studies for RPT193 and your other product candidates, disclose the range of results observed, and, if you used a p-value in the study, disclose the p-value used and whether the results were statistically significant. For example, we note your disclosure that you observed in four independent experiments with five mice per experimental arm that the treatment with checkpoint inhibitors led to a statistically significant increase in the expression of CCR4 ligands but you do not disclose the p-value used to determine statistical significance or the range of results observed.

Clinical Trial Collaboration and Supply Agreement, page 124

7. We note your response to comment 12. Please disclose the key terms of your clinical trial collaboration and supply agreement with Merck, including the term of the agreement, any cost sharing of the clinical trials and provisions related to the ownership of the materials and data used and generated in the clinical trials as well as any new intellectual property developed pursuant to the agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Brian Wong
RAPT Therapeutics, Inc.
July 17, 2019
Page 4

statement.

       You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameBrian Wong                            Sincerely,
Comapany NameRAPT Therapeutics, Inc.
                                                        Division of Corporation
Finance
July 17, 2019 Page 4                                    Office of Healthcare &
Insurance
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